SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                             Dot Hill Systems Corp.
                             ----------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    25848T109
                                 --------------
                                 (CUSIP Number)


                                December 31, 2002
                                -----------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)




-----------------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 25848T109                                            Page 2 of 5 Pages


--------------------------------------------------------------------------------
1)   Name of Reporting Person                     Benjamin Monderer
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                       (a) [   ]
     if a Member of a Group                          (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                       United States
     of Organization
--------------------------------------------------------------------------------
    Number of                       5)   Sole Voting       3,157,056 shares
Shares Beneficially                      Power             of Common Stock
  Owned by Each
 Reporting Person                   --------------------------------------------
      With                          6)   Shared Voting     100 shares of
                                         Power             Common Stock
                                    --------------------------------------------
                                    7)   Sole Disposi-     3,157,056 shares
                                         tive Power        of Common Stock
                                    --------------------------------------------
                                    8)   Shared Dis-       100 shares of
                                         positive Power    Common Stock
                                    --------------------------------------------

9)   Aggregate Amount Beneficially                        3,157,156 shares
     Owned by Each Reporting person                       of Common Stock (1)
--------------------------------------------------------------------------------
10)  Check if the Aggregate                          Excludes 1,560,350 shares
     Amount in Row (9)                               owned by spouse
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                    12.5%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                               IN

CUSIP No. 25848T109                                            Page 3 of 5 Pages


--------------------------------------------------------------------------------
1)   Name of Reporting Person                    Carol Turchin
     I.R.S. Identification
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                       (a) [   ]
     if a Member of a Group                          (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                       United States
     of Organization
--------------------------------------------------------------------------------
    Number of                       5)   Sole Voting       1,560,350 shares
Shares Beneficially                      Power             of Common Stock
  Owned by Each
 Reporting Person                   --------------------------------------------
      With                          6)   Shared Voting     100 shares of
                                         Power             Common Stock
                                    --------------------------------------------
                                    7)   Sole Disposi-     1,560,350 shares
                                         tive Power        of Common Stock
                                    --------------------------------------------
                                    8)   Shared Dis-       100 shares of
                                         positive Power    Common Stock
                                    --------------------------------------------

9)   Aggregate Amount Beneficially                         1,560,450 shares
      Owned by Each Reporting person                       of Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate                            Excludes 3,157,056
      Amount in Row (9)                                shares beneficially
      Excludes Certain Shares                          owned by spouse
--------------------------------------------------------------------------------
11)  Percent of Class
      Represented by                                     6.2%
      Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
      Person                                              IN

CUSIP No. 25848T109                                            Page 4 of 5 Pages



                         Amendment No. 4 to Schedule 13G
                         -------------------------------

     Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on March 17, 1999, Amendment No. 1 thereto filed on February 14, 2000, Amendment No. 2 thereto filed on February 14, 2001 and Amendment No. 3 thereto filed on February 12, 2002 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following items of the Schedule 13G are hereby amended and restated as follows:

ITEM 4.   OWNERSHIP.

          (a) Amount Beneficially Owned:        4,717,506 shares of Common Stock

          (b) Percent of Class:                 18.7%

          (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote:

                             Benjamin Monderer:        3,157,056(1)
                             Carol Turchin:            1,560,350

                    (ii) shared power to vote or to direct the vote:

                             Benjamin Monderer:        100(2)
                             Carol Turchin:            100(2)

                    (iii) sole power to dispose or to direct the
                          disposition of:

                             Benjamin Monderer:        3,157,056(1)
                             Carol Turchin:            1,560,350

                    (iv)  shared power to dispose or to direct
                          the disposition of:

                             Benjamin Monderer:        100(2)
                             Carol Turchin:            100(2)

(1) Includes 2,240,753 shares held by Dr. Monderer and 916,303 shares held by the Monderer 1999 GRAT u/A/d 1999 Trust, as to which Dr. Monderer is the trustee.

(2) Includes 100 shares held by Dr. Monderer and Carol Turchin as joint tenants.

CUSIP No. 25848T109                                            Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 7, 2003

                                                        /s/ Benjamin Monderer
                                                   -----------------------------
                                                   Name: Benjamin Monderer



Date: March 7, 2003

                                                        /s/ Carol Turchin
                                                   -----------------------------
                                                   Name: Carol Turchin